Exhibit 19.1

BIOMERICA, INC.

POLICY ON INSIDER TRADING

EFFECTIVE AS OF November 2020

In the course of conducting the business of Biomerica, Inc. (the “Company”), you may come into possession of material information about the Company or other entities that is not available to the investing public. You have a legal and ethical obligation to maintain the confidentiality of material nonpublic information. In addition, it is illegal by state and Federal law, and a violation of Company policy, to purchase or sell securities of the Company or any other entity while you are in possession of material nonpublic information about the Company or that other entity. The Company’s Board of Directors has adopted this Policy in order to ensure compliance with the law and to avoid even the appearance of improper conduct by anyone associated with the Company. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation.

Scope of Coverage

The restrictions set forth in this Policy apply to all Company officers, directors and employees and consultants (“Company Associates”), wherever located, and to their spouses, minor children, adult family members sharing the same household and any other person or entity over whom the officer, director or employee exercises substantial influence or control over his, her or its securities trading decisions (“Key Family Members”). This Policy also applies to any trust or other estate in which an officer, director or employee has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

This Policy applies to purchase or sale transactions in the Company’s common stock, or in the common stock or preferred stock, bonds, options to purchase common stock, warrants, and other derivative securities that are not issued by the Company, such as exchange-traded put or call options relating to the Company’s securities (the “Company’s Securities”), or another entity’s securities.

To avoid even the appearance of impropriety, and to assist you with ensuring you are not engaging in inappropriate trading of the Company’s securities, we have implemented the following procedures:

Pre-Clearance Procedures

All Company Associates and their Key Family Members, wishing to engage in any transaction involving the Company’s securities (including the exercise of stock options, gifts, contributions to a trust, or any other transfers) must first obtaining pre-clearance of the transaction from the Company’s Chief Executive Officer, Chief Financial Officer or Executive Vice-Chairman (each an “Executive Officer”): Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment merits of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

When a request for pre-clearance is made by a Company Associate and their Key Family Members, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances with an Executive Officer.

Blackout Periods

All Officers, members of the Board of Directors, and key employees (“Key Insiders”) whose jobs give them access to the Company’s sales, costs, earnings strategic discussions, litigations and other nonpublic information, shall be subject to certain blackout periods during which they shall be precluded from engaging in any trading on the Company’s Securities. If there is a question as to whether you are a Key Insider, please contact an Executive Officer for guidance.

Quarterly Blackout: Because the announcement of the Company’s quarterly and year-end financial results will almost always have the potential to have a material effect on the market price of the Company’s Securities, you may not trade in the Company’s Securities during the following periods:

●	1st Fiscal Quarter – Beginning on August 20 and continuing through 48 hours after the Company’s earnings release for the first fiscal quarter.
●	2nd Fiscal Quarter – Beginning on November 20 and continuing through 48 hours after the Company’s earnings release for the second fiscal quarter.
●	3rd Fiscal Quarter – Beginning on February 20 and continuing through 48 hours after the Company’s earnings release for the third fiscal quarter.
●	4th Fiscal Quarter – Beginning on May 20 and continuing through 48 hours after the Company’s earnings release for the fourth fiscal quarter.

Interim Earnings Guidance Blackout: The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

Event-Specific Blackout. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers, and/or Key Employees. The existence of an event-specific blackout will not be announced. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, an Executive Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an eventspecific blackout should not disclose the existence of the blackout to any other person.

NOTE: Even if a blackout period is not in effect, at no time may you trade in Company securities if you are in possession of material nonpublic information about the Company. The failure of an Executive Officer to notify you of an event-specific blackout will not relieve you of the obligation not to trade while in possession of material nonpublic information.

Individual Responsibility

All Company Associates are individually responsible for complying with this Policy and ensuring the compliance of their Key Family Members to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

Material Nonpublic Information

What is Material Information? Under Company policy and United States laws, information is material if there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or if the information, if made public, likely would affect the market price of a company’s securities.

Information may be material even if it is significant only when considered in combination with publicly available information.

What is Nonpublic Information? Information is considered to be nonpublic unless it has been adequately disclosed to the public, which means that the information must be publicly disseminated, and sufficient time must have passed for the securities markets to digest the information. It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is nonpublic unless you can point to its official release by the Company in at least one of the following ways:

1)	public filings with securities regulatory authorities;
2)	issuance of press releases;
3)	meetings with members of the press and the public; or
4)	information contained in proxy statements and prospectuses.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person in possession of material nonpublic information should refrain from any trading activity for two full trading days following its official release.

“Tipping” Material Nonpublic Information Is Prohibited

In addition to trading while in possession of material nonpublic information, it is also illegal and a violation of the Company’s Insider Trading Policy, as well as the Company’s Code of Business Conduct and Ethics, to convey such information to another (“tipping”) if you know or have reason to believe that the person will misuse such information by trading in the Company’s Securities or passing the information to others who will trade. This applies regardless of whether the person or entity being “tipped” is related to the insider or is an entity, such as a trust or a corporation, and regardless of whether you receive any monetary benefit from person or entity being tipped.

Special Transactions

The trading restrictions in this Policy do not apply in the case of the following transactions, except as specifically noted:

1)	Stock Option Plans: The trading restrictions in this Policy do not apply to exercises of stock options where no Company common stock is sold in the market to fund the option exercise price or related taxes. Conversely, these trading restrictions do apply, to sales for any reason of Company common stock received upon the exercise of options, including sales to fund the option exercise price (i.e., a cashless exercise of options) or related taxes.
2)	Restricted Stock Awards: The trading restrictions in this Policy do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. However, the trading restrictions do apply, to any market sale of restricted stock.

3)	Other Similar Transactions: Any other purchase of Company securities directly from the Company or sales of Company securities directly to the Company are not subject to the trading restrictions of this Policy.
4)	Gifts of Securities: Bona fide gifts of securities are not transactions subject to this Policy, unless the person making the gift knows that the recipient intends to sell the Company securities while the officer, director, or employee is aware of material nonpublic information. The timing of gifts of securities should be discussed and cleared with an Executive Officer of the Company.

Restricted Transactions:

Due to the heightened legal risk associated with the following transactions, the individuals subject to this Policy may not engage in the following transactions without obtaining preclearance from an Executive Officer:

1)	Short Sales. Absent preclearance, you may not engage in short sales of Company securities. A short sale has occurred if the seller: (a) does not own the securities sold; or (b) does own the securities sold, but does not deliver them within 20 days or place them in the mail within 5 days of the sale. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance, and often have the potential to signal to the market that the seller lacks confidence in the Company’s prospects.
2)	Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, absent preclearance, you may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan.
3)	Hedging Transactions. Absent preclearance, you may not engage in hedging transactions such as (but not limited to) zero-cost collars, equity swaps, and forward sale contracts. Hedging transactions may allow a director, officer, or employee to continue to own Company securities, but without the full risks and rewards of ownership. This may lead to the director, officer, or employee no longer having the same objectives as the Company’s other shareholders.

Reporting Violations/Seeking Advice

You should refer suspected violations of this Policy to an Executive Officer. In addition, if you: a) receive material nonpublic information that you are not authorized to receive or that you do not legitimately need to know to perform your employment responsibilities, or b) receive confidential information and are unsure if it is within the definition of material nonpublic information or whether its release might be contrary to a fiduciary or other duty or obligation, you should not share it with anyone. To seek advice about what to do under those circumstances, you should contact an Executive Officer before discussing the information with any colleagues as this may exacerbate the problem. Containment of all material non-public information, until it has been legally disseminated to the general market is critical.

Post-Termination Transactions

This Policy, continues to apply to transactions in Company securities even after termination of service with the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material. The preclearance procedures specified herein will cease to apply to transactions in Company securities upon the expiration of any blackout period or other Company-imposed trading restrictions applicable at the time of the termination of service, and following the full public release of all material non-pubic information in possession of the former employee.

Penalties for Violations of the Insider Trading Policy and Laws

In the United States and many other countries, the personal consequences to you of illegal insider trading can be severe. In addition to injunctive relief, disgorgement, and other ancillary remedies, U.S. law empowers the government to seek significant civil penalties against persons found liable of insider trading, including as tippers or tippees. The amount of a penalty could total three times the profits made or losses avoided. All those who violate U.S. insider trading laws, including tippers, could be subject to the maximum penalty. The maximum penalty may be assessed even against tippers for the profits made or losses avoided by all direct and remote persons who have been tipped.

Criminal penalties may also be assessed for insider trading. Any person who “willfully” violates any provision of the Securities Exchange Act of 1934 (or rule promulgated thereunder) may be fined up to $5 million ($25 million for entities) and/or imprisoned for up to twenty years. Subject to applicable law, Company employees who violate this Policy may also be subject to discipline by the Company, up to and including termination of employment, even if the country or jurisdiction where the conduct took place does not regard it as illegal. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career. If you are located or engaged in dealings outside the U.S., be aware that laws regarding insider trading and similar offenses differ from country to country. Employees must abide by the laws in the country where located. However, you are required to comply with this Policy even if local law is less restrictive. If a local law conflicts with the Company’s Insider Trading Policy, you are required to consult an Executive Officer before trading.

This Policy replaces and supersedes all prior policies pertaining to the purchase and sale of Company Securities, and in the securities of other companies with whom Biomerica is in material undisclosed discussions. If you have any questions pertaining to the ownership or trading in the Company’s Securities, please contact an Executive Officer for guidance.

Acknowledgement

All employees must acknowledge their understanding of, and intent to comply with, this Insider Trading Policy by signing below.

Signature:

Name:

Date: